August 10, 2007	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Mr. Sonny Oh

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Responses to Comments on the Preliminary Information Statement Relating to the Appointment of T. Rowe Price Associates, Inc. for the EQ/T. Rowe Price Growth Stock Portfolio of EQ Advisors Trust (File No. 811-07953)

Dear Mr. Oh:

On behalf of EQ Advisors Trust (“Trust”), set forth below are the comments that you provided by phone on August 6, 2007, concerning the preliminary information statement referenced above (“Information Statement”), filed with the Securities and Exchange Commission (“SEC”) on July 31, 2007, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in the definitive Information Statement, as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Information Statement.

1.	General Comment

Given the anticipated mailing date of the Information Statement, consider revising the second sentence of the first paragraph also to allow for requests of the Trust’s semi-annual report for 2007. Also modify the last bolded sentence of the Information Statement accordingly.

The Trust has made the requested changes.

2.	Factors Considered by the Board

a) Confirm that conclusions as to each of the factors enumerated have been provided. See Instruction 1 to Item 22(c)(11).

The Trust confirms that the conclusions provided reflect the consideration of each of the enumerated factors.

Mr. Sonny Oh

August 10, 2007

b)	If applicable, disclose whether any of the factors enumerated under Item 22(c)(11)(i) were not relevant and disclose why. See Instruction 2 to Item 22(c)(11).

The Board considered each of the factors enumerated under Item 22(c)(11)(i).

3.	Information Regarding the Investment Advisory Agreement

a)	Define the term “Investment Advisory Agreement” in the first paragraph.

The Trust has revised the relevant disclosure to use the defined term “Agreement.”

b)	Provide all relevant disclosure regarding the investment advisory agreement with TCW as required by Item 22(c)(1).

The Trust has made the requested change.

c)	Disclose, if any, the material differences between the old and new investment advisory agreement. If there are none, clearly disclose this fact.

The Trust has made the requested change.

4.	Information regarding T. Rowe

a)	Provide all disclosure required by Item 22(c)(2).

The Trust has made the requested change.

b)

If Mr. Smith has primary responsibility for managing the Portfolio, clarify why information regarding Mr. Bartolo also has been included (i.e., clarify whether Mr. Smith will continue to have primary responsibility after Mr. Bartolo begins to serve as Chairman of the Investment Advisory Committee).

The Trust has made the requested change.

c)	If applicable, provide disclosure required by Item 23 of Schedule 14A.

The Trust has made the requested change.

5.	Miscellaneous

Provide “Tandy” representations in the form of an EDGAR correspondence relating to the Information Statement.

Mr. Sonny Oh

August 10, 2007

The Trust has provided a Tandy Letter in connection with the definitive filing.

Should you have any further comments on these matters, or any questions, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

cc:	Patricia Louie, Esq.

AXA Equitable Life Insurance Company

Arthur J. Brown, Esq.

Kirkpatrick & Lockhart Preston Gates Ellis LLP